UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41713

ATS CORPORATION

(Translation of registrant’s name into English)

730 Fountain Street North

Building 3

Cambridge, Ontario N3H 4R7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-278270)

EXHIBIT INDEX

99.1	Underwriting Agreement dated March 27, 2024

99.2	Consent of Borden Ladner Gervais LLP

99.3	Consent of Stikeman Elliot LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATS CORPORATION
(Registrant)

Date: March 28, 2024	By:	/s/ Stewart McCuaig
Name: Stewart McCuaig
Title: Vice President, General Counsel